SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       -----------------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                        HAYES LEMMERZ INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                   421124-10-8
                                 (CUSIP Number)

           Dr. Wienand Meilicke
            Meilicke & Partner                    John A. Marzulli, Jr., Esq.
          Poppelsdorfer Allee 106                     Shearman & Sterling
                53115 Bonn                           599 Lexington Avenue
        Federal Republic of Germany                New York, New York 10022
            011-49-228-7254311                          (212) 848-4000
                      (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                January 9, 2000
             (Date of Event which Requires Filing of this Statement)

      -----------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.  421124-10-8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  Horst Kukwa-Lemmerz
         -----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [  X  ]

          (b)     [     ]
          ----------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions) PF, BK (See response to Item 3)
          ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
          ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization Federal Republic of Germany

          Number of      (7)  Sole Voting Power             1,657,420
          Shares              --------------------------------------------------
          Beneficially   (8)  Shared Voting Power           None
          Owned by            --------------------------------------------------
          Each           (9)  Sole Dispositive Power        1,657,420
          Reporting           --------------------------------------------------
          Person         (10) Shared Dispositive Power      None
          With
          ----------------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person 1,657,420
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
          ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
           5.5%
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       IN
          ----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  Renate Kukwa-Lemmerz
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [  X  ]

          (b)     [     ]
          ----------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions) PF, BK (See response to Item 3)
          ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
          ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization    Federal Republic of Germany

          Number of      (7)  Sole Voting Power             137,580
          Shares              --------------------------------------------------
          Beneficially   (8)  Shared Voting Power           None
          Owned by            --------------------------------------------------
          Each           (9)  Sole Dispositive Power        137,580
          Reporting           --------------------------------------------------
          Person         (10) Shared Dispositive Power      None
          With
          ----------------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person 137,580
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
          ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
          0.5%
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)          IN
          ----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  Inge Kruger-Pressl
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [  X  ]

          (b)     [     ]
          ----------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions) PF, BK (See response to Item 3)
          ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
          ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization Federal Republic of Germany
          ----------------------------------------------------------------------

          Number of      (7)  Sole Voting Power             25,000
          Shares              --------------------------------------------------
          Beneficially   (8)  Shared Voting Power           None
          Owned by            --------------------------------------------------
          Each           (9)  Sole Dispositive Power        25,000
          Reporting           --------------------------------------------------
          Person         (10) Shared Dispositive Power      None
          With
          ----------------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person  25,000
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
          ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
          0.1%
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       IN
          ----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  Marianne Lemmerz
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [  X  ]

          (b)     [     ]
          ----------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions) PF, BK (See response to Item 3)
          ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
          ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization Federal Republic of Germany
          ----------------------------------------------------------------------

          Number of      (7)  Sole Voting Power             3,000,002
          Shares              --------------------------------------------------
          Beneficially   (8)  Shared Voting Power           None
          Owned by            --------------------------------------------------
          Each           (9)  Sole Dispositive Power        3,000,002
          Reporting           --------------------------------------------------
          Person         (10) Shared Dispositive Power      None
          With
          ----------------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,002
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
          ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
          10.0%
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       IN
          ----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  H.K.L., L.L.C.
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [  X  ]

          (b)     [     ]
          ----------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions) PF, BK (See response to Item 3)
          ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
          ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization Florida
          ----------------------------------------------------------------------

          Number of      (7)  Sole Voting Power             30,000
          Shares              --------------------------------------------------
          Beneficially   (8)  Shared Voting Power           None
          Owned by            --------------------------------------------------
          Each           (9)  Sole Dispositive Power        30,000
          Reporting           --------------------------------------------------
          Person         (10) Shared Dispositive Power      None
          With
          ----------------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
          ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          0.1%
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       OO
          ----------------------------------------------------------------------

CUSIP No.  421124-10-8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  Trust of Grandchildren of Marianne Lemmerz
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [  X  ]

          (b)     [     ]
          ----------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions) PF, BK (See response to Item 3)
          ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
          ----------------------------------------------------------------------

(6)       Citizenship or Place of Organization Federal Republic of Germany
          ----------------------------------------------------------------------
          Number of      (7)  Sole Voting Power             199,998
          Shares              --------------------------------------------------
          Beneficially   (8)  Shared Voting Power           None
          Owned by            --------------------------------------------------
          Each           (9)  Sole Dispositive Power        199,998
          Reporting           --------------------------------------------------
          Person         (10) Shared Dispositive Power      None
          With

          ----------------------------------------------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person 199,998
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|
          ----------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
          0.7%
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)       OO

          ----------------------------------------------------------------------

          This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D filed on August 4, 1997, as previously amended (the "Schedule 13D"), by Horst Kukwa-Lemmerz, Renate Kukwa-Lemmerz, Inge Kruger-Pressl, Marianne Lemmerz and H.K.L., L.L.C. with respect to the common stock, par value $.01 per share ("Common Stock"), of Hayes Lemmerz International, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein.

Item 2.   Identity and Background.

          This Statement is being filed by Horst Kukwa-Lemmerz, Renate Kukwa-Lemmerz, Inge Kruger-Pressl, Marianne Lemmerz, H.K.L., L.L.C. and the Trust of Grandchildren of Marianne Lemmerz (collectively, the "Reporting Persons").

          On January 30, 1998, a trust was established in Germany for the benefit of the grandchildren of Marianne Lemmerz (the "Trust"). The Trust's address is Bonnerstrasse, 484-486, D-50968, Cologne, Germany.

Item 3.   Source and Amount of Funds or Other Consolidation.

          Item 3 of the Schedule 13D is hereby amended to add the following:

          It is expected that approximately fifty percent (50%) of the funds necessary to complete the Proposed Transaction (as hereinafter defined) will be provided by the Purchaser (as hereinafter defined) and the balance will be provided through additional borrowings by the Issuer under its revolving credit facility with Canadian Imperial Bank of Commerce and Merrill Lynch Capital Corporation, as managing agents. The funds to be provided by the Purchaser are expected to be obtained from capital contributions of certain of the Majority Stockholders (as hereinafter defined) and affiliated entities. The terms and conditions of such capital contributions have not yet been agreed to and the Reporting Persons have not made any decision as to whether any of the Reporting Persons will participate in such capital contribution or, if any Reporting Person does so participate, the source of any funds to be used.


          On January 30, 1998, Marianne Lemmerz contributed 199,998 shares of Common Stock of the Issuer that she beneficially owned to the Trust.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended to add the folowing:

          On January 9, 2000, Joseph Littlejohn & Levy, Inc. delivered to the Board of the Issuer (the "Board") a letter dated January 9, 2000 (the "Proposal Letter") on behalf of Joseph Littlejohn & Levy Fund II L.P. ("JLL"), TSG Capital Fund II, L.P. (the "Fund"), CIBC WG Argosy Merchant Fund 2, L.L.C., Mr. Horst Kukwa-Lemmerz, Ms. Renate Kukwa-Lemmerz, Ms. Marianne Lemmerz, Ms. Inge Kruger-Pressl, Mr. Ranko Cucuz and certain other stockholders of the Company (collectively, the "Majority Stockholders"). In the Proposal Letter, the Majority Stockholders offered to acquire all of the outstanding common stock of the Issuer not currently owned by the Majority Stockholders (the "Shares") for a purchase price of $21.00 per share (the "Proposed Transaction"). The Proposed Transaction would be consummated pursuant to the terms of a merger agreement (the "Merger Agreement") to be entered into between the Issuer and either the Majority Stockholders or an entity to be formed on behalf of the Majority Stockholders (in either case, the "Purchaser"). Pursuant to the terms of the Merger Agreement, and subject to the conditions contained therein, the Purchaser or its wholly owned subsidiary would be merged with and into the Company and all outstanding Shares would cause the common stock of the Company to be delisted from the New York Stock Exchange and to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended. The Proposal Letter is attached hereto as an exhibit and is incorporated herein by reference in its entirety.

          The purpose of the Proposed Transaction is for the Majority Stockholders to acquire all of the outstanding shares of common stock of the Company not currently owned by the Majority Stockholders.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended to add the following:

          To the best knowledge of the Reporting Persons, there are 30,339,345 shares of Common Stock of the Issuer outstanding (as reported in the Issuer's Form 10Q for the quarterly period ended October 31, 1999). As of the date hereof, the Reporting Persons collectively beneficially own 5,050,000 shares of Common Stock of the Issuer, which constituted approximately 16.65% of the issued and outstanding shares of common stock of the Issuer.

          The Majority Stockholders who have reported their ownership of Common Stock of the Issuer on Schedule 13D collectively as a group beneficially own 23,565,076 shares of Common Stock of the Issuer which constitutes approximately 77.6% of the issued and outstanding shares of Common Stock of the Issuer (as reported in the Issuer's Form 10Q for the quarterly period ended October 31,
1999).

          Under Rule 13d-5 promulgated under the Exchange Act, the Majority Stockholders may be deemed to be acting as a group and to share beneficial ownership of the shares of Common Stock of the Issuer held by other Majority Stockholders. Except as otherwise set forth in a Schedule 13D or amendment thereto of any of the Majority Stockholders, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock of the Issuer beneficially owned by any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

          The Reporting Persons have not effected any transactions in shares of Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangments, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended to add the following:

          The Majority Stockholders have an understanding among themselves to pursue and to consummate the Proposed Transaction.

Item 7.   Materials to be Filed as Exhibits.

Exhibit No.    Description
----------     -----------

     1 The Joint Filing Agreement, dated January 14, 2000, among the Reporting Persons.

     2         Power of Attorney*

     3 Proposal Letter, dated January 9, 2000, from Joseph Littlejohn & Levy Fund II L.P. to the Board of Directors of Hayes Lemmerz International, Inc.

* Previously filed.

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

January 14, 2000


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Horst Kukwa-Lemmerz


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Inge Kruger-Pressel
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Renate Kukwa-Lemmerz
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Marianne Lemmerz
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact




H.K.L., L.L.C.


 /s/ Horst Kukwa-Lemmerz
---------------------------------
By: Horst Kukwa-Lemmerz,





TRUST OF GRANDCHILDREN OF MARIANNE LEMMERZ


 /s/ Horst Kukwa-Lemmerz
---------------------------------
By: Horst Kukwa-Lemmerz,
    Trustee

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

    1 The Joint Filing Agreement, dated January 14, 2000, among the Reporting Persons.

    2          Power of Attorney*

    3 Proposal Letter, dated January 9, 2000, from Joseph Littlejohn & Levy Fund II L.P. to the Board of Directors of Hayes Lemmerz International, Inc.

* Previously filed.

                                                                       Exhibit 1

                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a statement on Schedule 13D (including all amendments thereto) (the "Statement") with respect to common stock, par value $.01 per share, of Hayes Lemmerz International, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such Statement. In evidence whereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 14th day of January, 2000.


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Horst Kukwa-Lemmerz


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Inge Kruger-Pressel
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Renate Kukwa-Lemmerz
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact


 /s/ Horst Kukwa-Lemmerz
---------------------------------
Marianne Lemmerz
By: Horst Kukwa-Lemmerz,
    Attorney-in-Fact




H.K.L., L.L.C.


 /s/ Horst Kukwa-Lemmerz
---------------------------------
By: Horst Kukwa-Lemmerz




TRUST OF GRANDCHILDREN OF MARIANNE LEMMERZ


 /s/ Horst Kukwa-Lemmerz
---------------------------------
By: Horst Kukwa-Lemmerz,
    Trustee

                                                                       Exhibit 3

                         JOSEPH LITTLEJOHN & LEVY, INC.
                              450 Lexington Avenue
                               New York, NY 10017

                                                                 January 9, 2000

Board of Directors
Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, MI 48167

Gentlemen:

          On behalf of Joseph Littlejohn & Levy Fund II, L.P., TSG Capital Fund II, L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., certain members of and interests associated with the Lemmerz family, Ron Cucuz, Chairman and Chief Executive Officer of Hayes Lemmerz International, Inc. (the "Company") and certain other stockholder of the Company (collectively, the "Stockholders"), I am pleased to offer to acquire all of the shares of outstanding common stock, par value $.01 per share, of the Company not currently owned by the Stockholders (the "Shares"). The Stockholders currently own in excess of 75% of the Company's outstanding stock.

          The principal terms of our offer are as follows:

          1. The Stockholders or an entity to be formed on their behalf (in either case, the "Purchaser") would acquire the Shares pursuant to the terms of a merger agreement to be entered into between the Purchaser and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, and subject to the conditions contained therein, Purchaser or its wholly owned subsidiary would be merged with and into the Company (the "Merger") and all then outstanding Shares would be converted into $21 per Share in cash.

          2. All outstanding employee options and warrants would remain outstanding, unaffected by the Merger.

          3. Consummation of the Merger would be subject to approval of the independent directors of the Company and the Board of Directors, and such other conditions as are customary for a transaction of this type.

          We believe that the Company's management is supportive of this proposal.

Hayes Lemmerz International, Inc.
January 9, 2000
Page 2

          Of the proceeds necessary to complete this transaction, it is expected that approximately 50% will be provided by the Stockholders and the balance will be provided through additional borrowings by the Company.

          We assume that the two independent directors of the Company, Messrs. John Rodewig and Ray H. Win will constitute a special committee to consider our offer and that such special committee will retain its own financial and legal advisors to assist in deliberations and negotiation of the Merger Agreement.

          We believe that our offer is fair to, and in the best interests of, the Company and its public stockholders. The proposed acquisition price represents an 18% premium over the price of the Shares on the New York Stock Exchange at the close of business on January 7, 2000.

          In considering our proposal, you should be aware that the Stockholders are interested only in acquiring the Shares at this time, and have no interest in selling our interest in the Company.

          We hope you will give this proposal your prompt attention. We are available to meet with you to discuss this proposal at your earliest convenience.

                               Very truly yours,

                               JOSEPH LITTLEJOHN & LEVY FUND II, L.P.

                               By:  Joseph Littlejohn & Levy Associates II, L.P.
                                        Its General Partner


                               By: /s/ Paul S. Levy
                                   ---------------------------------------------
                                   Paul S. Levy
                                   General Partner